UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

AMERICAN PACIFIC CORPORATION

(Name of Subject Company)

AMERICAN PACIFIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Dana M. Kelley

Vice President, Chief Financial Officer, and Treasurer

American Pacific Corporation

3883 Howard Hughes Parkway, Suite 700

Las Vegas, Nevada 89169

(702) 735-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Zane O. Gresham

Jeffrey Washenko

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7145

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) initially filed on January 27, 2014 with the Securities and Exchange Commission by American Pacific Corporation (“AMPAC” or the “Company”). The Schedule 14D-9 relates to the tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.10 per share (the “Shares”), at a purchase price of $46.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by inserting the following section immediately before the section titled “Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger

The Offer expired at 5:00 p.m., New York City time, on February 26. Continental Stock Transfer & Trust Company, in its capacity as depositary for the Offer, has advised Parent and Merger Sub that, as of the expiration of the Offer, 5,771,139 Shares had been validly tendered and not properly withdrawn from the Offer, representing approximately 68.1% of the Shares currently outstanding. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Merger Sub has accepted for payment and is promptly paying for all Shares validly tendered and not properly withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Merger Sub intend to complete the acquisition of AMPAC through the Merger as promptly as practicable without a meeting of the stockholders of AMPAC in accordance with Section 251(h) of the DGCL. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company as treasury stock, Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company or Shares held by stockholders who properly exercised and perfected appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest. All Shares that were converted into the right to receive the Offer Price shall be canceled and cease to exist.

Following the Merger, all Shares will be deregistered under the Exchange Act and will cease to trade on the NASDAQ Stock Market, and the Company will no longer file periodic reports with the SEC on account of the Shares.

On February 27, 2014, the Company and H.I.G. issued a press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding to the list of exhibits, immediately following the exhibit listed as Exhibit (a)(5)(C), the following text:

Exhibit Number	Description
(a)(5)(D)	Joint Press Release issued by American Pacific Corporation and H.I.G. Capital, LLC on February 27, 2014 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 7 to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on February 27, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN PACIFIC CORPORATION

By:	/s/ JOSEPH CARLEONE
Name:	Joseph Carleone
Title:	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Dated: February 27, 2014